UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

Global Crossing Limited
(Name of Issuer)
Common Shares, par value $.01 per share
(Title of Class of Securities)
G3921A175
(CUSIP Number)
Pek Siok Lan
c/o Singapore Technologies Telemedia Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.
Latham & Watkins LLP
9 Raffles Place #42-02
Singapore 048619
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3921A175	Page 2 of 18 pages

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,351,431(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

47,351,431(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,351,431(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Comprises 29,351,431 common shares, par value $.01 per share and 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share. The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

CUSIP No.	G3921A175	Page 3 of 18 pages

1	NAMES OF REPORTING PERSONS Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,351,431(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

47,351,431(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,351,431(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Comprises 29,351,431 common shares, par value $.01 per share and 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share.

CUSIP No.	G3921A175	Page 4 of 18 pages

1	NAMES OF REPORTING PERSONS STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; SC; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,351,431(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

47,351,431(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,351,431(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Comprises 29,351,431 common shares, par value $.01 per share and 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share.

CUSIP No.	G3921A175	Page 5 of 18 pages

1	NAMES OF REPORTING PERSONS STT Crossing Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,351,431(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

47,351,431(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,351,431(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Comprises 29,351,431 common shares, par value $.01 per share and 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share.

Page 6 of 18 Pages
This Amendment No. 14 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd (“STT”) with the Securities and Exchange Commission (“SEC”) on December 19, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005, Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005, Amendment No. 9 to the Schedule 13D filed by STT with the SEC on January 4, 2006, Amendment No. 10 to the Schedule 13D filed by STT with the SEC on May 16, 2006, Amendment No. 11 to the Schedule 13D filed by STT with the SEC on June 5, 2006, Amendment No. 12 to the Schedule 13D filed by STT with the SEC on June 6, 2007 and Amendment No. 13 to the Schedule 13D filed by STT with the SEC on August 29, 2007 (as amended, the “Statement”), with respect to the common shares, par value $.01 per share (the “Common Shares”), of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2.	Identity and Background
Item 2 is amended to include the following paragraph:
The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A to this Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.

Item 4.	Purpose of Transaction
On April 10, 2011 (the “Transaction Date”), the Issuer entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Level 3 Communications, Inc., a Delaware corporation (“Parent”), and Apollo Amalgamation Sub, Ltd., a Bermuda exempted limited liability company and wholly-owned subsidiary of Parent (“Amalgamation Sub”). Under the terms of the Amalgamation Agreement, Amalgamation Sub and the Issuer shall amalgamate pursuant to the Companies Act 1981 of Bermuda and shall continue as a Bermuda exempted limited liability company as a result of the amalgamation. At the effective time of amalgamation, each outstanding share of (i) the Common Shares of the Issuer (other than any shares held by dissenting shareholders or shares owned by Parent or the Issuer or their respective subsidiaries) shall be exchanged for 16 fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (ii) the convertible preferred shares of the Issuer (the “Convertible Preferred Shares”) shall be exchanged for 16 fully paid and nonassessable shares of Parent Common Stock, plus any unpaid dividends payable thereon.
Concurrently with the execution of the Amalgamation Agreement, STT Crossing Ltd (“STT Crossing”) and Parent entered into a Voting Agreement, dated as of the Transaction Date (the “Voting Agreement”), pursuant to which, among others, STT Crossing agreed, subject to certain limited exceptions set forth in the Voting Agreement, to (i) vote in favor of adopting the Amalgamation Agreement and (ii) restrict its ability to transfer, sell or otherwise dispose of, grant proxy to or permit pledge or any other encumbrance on the Common Shares or the Convertible Preferred Shares. A copy of the Voting Agreement is attached hereto as Exhibit 99.1.
On the Transaction Date, as required by the Certificate of Designation of the Convertible Preferred Shares, STT Crossing provided a unanimous written consent (the “Consent”) for the Issuer to enter into the Amalgamation Agreement, subject to certain conditions. On the Transaction Date, the Issuer acknowledged and agreed to the terms and conditions set forth in the Consent. A copy of the Consent is attached hereto as Exhibit 99.2.

Page 7 of 18 Pages
To be effective upon closing of the Amalgamation Agreement (the “Closing”), Parent and STT Crossing entered into a Stockholder Rights Agreement, dated as of the Transaction Date (the “Stockholder Rights Agreement”), pursuant to which: (i) STT Crossing shall have the right to designate a certain number of directors to the board of directors of Parent; (ii) STT Crossing agreed to limit, in certain respects, the offer, pledge, sale or acquisition of any shares of common stock or other securities of Parent for certain specified periods as set forth in the Stockholder Rights Agreement; and (iii) Parent granted STT Crossing certain registration rights and agreed to offer new equity interests in the Parent to STT Crossing for the same price and on the same terms as such new equity interests are proposed to be offered to others. In accordance with the terms of the Stockholder Rights Agreement, STT Crossing shall have the right to designate and have appointed, as of the Closing, between three to five directors, depending on the size of the board of directors of the Parent at Closing. The Stockholder Rights Agreement provides that, following the Closing, STT Crossing will have the right to nominate the number of directors for Parent’s board of directors that is proportionate to its percentage share ownership of Parent Common Stock. However, STT Crossing will have the right to nominate (i) at least two directors as long as it owns at least 15% of the outstanding Parent Common Stock and (ii) at least one director as long as it owns at least 10% of the outstanding Parent Common Stock. A copy of the Stockholder Rights Agreement is attached hereto as Exhibit 99.3.
The descriptions of the Voting Agreement, the Consent and the Stockholder Rights Agreement and the transactions contemplated thereby herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements and consent attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety to read as follows:
(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.
STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 47,351,431 Common Shares (which comprises 29,351,431 Common Shares and 18,000,000 Common Shares that may be acquired upon conversion of the Convertible Preferred Shares), or approximately 60.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.
STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 47,351,431 Common Shares (which comprises 29,351,431 Common Shares and 18,000,000 Common Shares that may be acquired upon conversion of the Convertible Preferred Shares), or approximately 60.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.
STT Crossing is the beneficial owner of 47,351,431 Common Shares (which comprises 29,351,431 Common Shares and 18,000,000 Common Shares that may be acquired upon conversion of the Convertible Preferred Shares), or approximately 60.2% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.
(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.
(d) Not applicable.
(e) Not applicable.

Page 8 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by inserting the following at the end thereof:
The information set forth in the second and third paragraphs of Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Voting Agreement, dated as of the Transaction Date, between STT Crossing and Parent.
Exhibit 99.2 Consent, dated as of the Transaction Date, of STT Crossing, as acknowledged and agreed to by the Issuer.
Exhibit 99.3 Stockholder Rights Agreement, dated as of the Transaction Date, between STT Crossing and Parent.

Page 9 of 18 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 13, 2011

TEMASEK HOLDINGS (PRIVATE) LIMITED
By	/s/ Chia Yue Joo
Name:	Chia Yue Joo
Title:	Authorized Signatory
Managing Director, Legal & Regulations of Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Company Secretary

STT COMMUNICATIONS LTD
By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Company Secretary

STT CROSSING LTD
By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Director

Page 10 of 18 Pages

EXHIBIT INDEX
1. Exhibit 99.1 Voting Agreement, dated as of the Transaction Date, between STT Crossing and Parent.
2. Exhibit 99.2 Consent, dated as of the Transaction Date, of STT Crossing, as acknowledged and agreed to by the Issuer.
3. Exhibit 99.3 Stockholder Rights Agreement, dated as of the Transaction Date, between STT Crossing and Parent.

Page 11 of 18 Pages
SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.
The following is a list of the executive officers and directors of Temasek:

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Suppiah Dhanabalan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Chairman, Temasek	Singaporean

(Chairman and Director, Temasek)

Kwa Chong Seng 1 HarbourFront Place #06-00 HarbourFront Tower One Singapore 098633	Chairman/Managing Director, ExxonMobil Asia Pacific Pte Ltd	Singaporean

(Deputy Chairman and Director, Temasek)

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Executive Director & CEO, Temasek	Singaporean

(Director, Temasek)

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701	Managing Director & Group CEO, ComfortDelgro Corporation Limited	Singaporean

(Director, Temasek)

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623	Managing Director, G.K. Goh Holdings Limited	Singaporean

(Director, Temasek)

Simon Claude Israel 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Executive Director & President, Temasek	Singaporean

(Director, Temasek)

Teo Ming Kian 100 High Street #10-01 The Treasury Singapore 179434	Advisor (Special Projects), Ministry of Finance	Singaporean

(Director, Temasek)

Marcus Wallenberg SE-106 40 Stockholm Sweden	Chairman, Skandinaviska Enskilda Banken, SAAB AB and AB Electrolux	Swedish

(Director, Temasek)

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616	Deputy Chairman & Executive Director, Wah Hin and Company Private Limited	Singaporean

(Director, Temasek)

Page 12 of 18 Pages

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Hsieh Fu Hua 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Executive Director & President, Temasek	Singaporean

(Director, Temasek)

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	President, Temasek International Pte. Ltd.	USA

(President, Temasek International Pte. Ltd.)

Charles Ong 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Chief Executive Officer, Seatown Holdings International Pte. Ltd.	Malaysian

(Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Organisation & Leadership, Co-Head, China, Temasek International Pte. Ltd.	Singaporean

(Head, Organisation & Leadership, Co-Head, China, Temasek International Pte. Ltd.)

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Portfolio Management, Co-Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Head, Portfolio Management, Co-Head, Singapore, Temasek International Pte. Ltd.

Ding Wei 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, China, Temasek International Pte. Ltd.	Hong Kong

Head, China, Temasek International Pte. Ltd.

Gan Chee Yen 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Co-Chief Investment Officer, Senior Managing Director, Special Projects, Temasek International Pte. Ltd.	Singaporean

(Co-Chief Investment Officer, Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)

Goh Yong Siang 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Strategic Relations, Co-Head, Organisation & Leadership, Temasek International Pte. Ltd.	Singaporean

(Head, Strategic Relations, Co-Head, Organisation & Leadership, Temasek International Pte. Ltd.)

Hiew Yoon Khong 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Executive Director and Chief Executive Officer, Mapletree Investments Pte Ltd	Malaysian

(Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)

Page 13 of 18 Pages

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Jimmy Phoon 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Strategy, Head, Latin America & Indochina, Co-Head, India, Temasek International Pte. Ltd.	Singaporean

(Head, Strategy, Head, Latin America & Indochina, Co-Head, India, Temasek)

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Chief Financial Officer, Temasek Holdings (Private) Limited	Singaporean

(Chief Financial Officer, Temasek Holdings (Private) Limited)

Manish Kejriwal 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, India, Head, Africa & Middle East, Co-Head, Strategic Relations, Temasek International Pte. Ltd.	Indian

(Head, India, Head, Africa & Middle East, Co-Head, Strategic Relations, Temasek International Pte. Ltd.)

Ng Yat Chung 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Energy & Resources, Co-Head, Australia & New Zealand, Co-Head, Strategy, Temasek International Pte. Ltd.	Singaporean

(Head, Energy & Resources, Co-Head, Australia & New Zealand, Co-Head, Strategy, Temasek International Pte. Ltd.)

Tow Heng Tan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Chief Investment Officer, Co-Head, Singapore, Temasek International Pte. Ltd.	Singaporean

(Chief Investment Officer, Co-Head, Singapore, Temasek International Pte. Ltd.)

Page 14 of 18 Pages
The following is a list of the executive officers and directors of STT:

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Chairman and Director, STT)

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	President and CEO, STT and STT Comm	Singaporean

(Director, President and CEO, STT)

Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Director, STT)

Lim Ming Seong No. 2 Ubi View Singapore 408556	Corporate Director	Singaporean

(Director, STT)

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994	Advocate & Solicitor	Singaporean

(Director, STT)

Page 15 of 18 Pages

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA	President, Telemedia Policy Corporation	American

(Director, STT)

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom	Corporate Director	British

(Director, STT)

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226	Corporate Director	Filipino

(Director, STT)

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President, STT and STT Comm	Singaporean

(Senior Executive Vice President, STT)

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

(Chief Financial Officer, STT)

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

(Senior Executive Vice President — North America and Europe, STT)

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Chief Operating Officer, STT and STT Comm	Indian

(Chief Operating Officer, STT)

Page 16 of 18 Pages
The following is a list of the executive officers and directors of STT Comm:

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Chairman and Director, STT Comm)

Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Deputy Chairman and Director, STT Comm)

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	President and CEO, STT and STT Comm	Singaporean

(Director, President and CEO, STT Comm)

Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Director, STT Comm)

Lim Ming Seong No. 2 Ubi View Singapore 408556	Corporate Director	Singaporean

(Director, STT Comm)

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994	Advocate & Solicitor	Singaporean

(Director, STT Comm)

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA	President, Telemedia Policy Corporation	American

(Director, STT Comm)

Page 17 of 18 Pages

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom	Corporate Director	British

(Director, STT Comm)

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226	Corporate Director	Filipino

(Director, STT Comm)

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President, STT and STT Comm	Singaporean

(Senior Executive Vice President, STT Comm)

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

(Chief Financial Officer, STT Comm)

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

(Senior Executive Vice President — North America and Europe, STT Comm)

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Chief Operating Officer, STT and STT Comm	Indian

(Chief Operating Officer, STT Comm)

Page 18 of 18 Pages
The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	President and CEO, STT and STT Comm	Singaporean

(Director, STT Crossing)

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Comm	Australian

(Director, STT Crossing)

Pek Siok Lan 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	General Counsel and Executive Vice President, STT and STT Comm	Singaporean

(Director, STT Crossing)

Aveenash Ramtohul Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius	Tax Manager	Mauritian

(Director, STT Crossing)

Renu Gupta Audit Rogers House, 5, President John Kennedy Street, Port Louis, Mauritius	Director of Legal and Compliance	Mauritian

(Director, STT Crossing)